Exhibit 99.1

 Client Enquiries: marketing@borrdrilling.com    Investor Enquiries: ir@borrdrilling.com    03rd August 2020    Fleet Status Report

           Saga  Signed Contract (from LOA): Sep 2020 to Sep 2021, PTTEP, Malaysia.  Gunnlod  Signed Contract (from LOA): Sep 2020 to Mar 2021, PTTEP, Malaysia.  Gerd  Exxon elected to rescind the Notice of Early Termination previously issued and replace it with a Suspension Notice. Suspension payout is applicable pursuant to Contract provisions.  Groa  Exxon elected to rescind the Notice of Early Termination previously issued and replace it with a Suspension Notice. Suspension payout is applicable pursuant to Contract provisions.  Mist  ROC Oil rescinded previously announced Notice of Termination and replaced it with Suspension Notice. Operations are scheduled to start around Sep 2020 - Oct 2020 in Malaysia.  Ran  Received a Notice of Termination of Contract from Centrica Storage effective July 2020.  Norve  LOI: Q1 2021, West Africa  Prospector 1  LOI: Oct 2020 to Jan 2021, North Sea.  Borr DrillingFleet Status Report - 03rd August 2020  This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.Forward Looking Statements:The statements described in this status report that are not historical facts are "Forward Looking Statements".Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.  Letters of Intent / Negotiations  New Contracts / Extensions / Amendments              Borr Drilling - Fleet Status Report - August 2020

Borr Drilling

Borr Drilling

Fleet Status Report - 03rd August 2020

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Premium Jack-Ups								
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Gerd	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Ran [1]	KFELS Super A	400 ft	2013	Available			United Kingdom	Warm Stacked
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Available	May - 2020	September - 2020	Malaysia	Warm Stacked
				ROC Oil	September - 2020	March - 2021	Malaysia	Committed with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Available	April - 2020	September - 2020	United Kingdom	Warm Stacked
				Undisclosed	October - 2020	January - 2021	North Sea	LOI
Norve	PPL Pacific Class 400	400 ft	2011	Available	March - 2020	December - 2020	Gabon	Warm Stacked
				Undisclosed	January - 2021	March - 2021	West Africa	LOI
Gunnlod	PPL Pacific Class 400	400 ft	2018	Available	March - 2020	August - 2020	Singapore	Contract Preparations and Mobilization
				PTTEP	September - 2020	March - 2021	Malaysia	Committed with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Eni	February - 2020	July - 2020	Vietnam	Operating
				PTTEP	September- 2020	September - 2021	Malaysia	Committed with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	Hoang Long	November - 2019	May - 2020	Vietnam	Operating
				JVPC	May - 2020	August - 2020	Vietnam	Committed with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	Available	November - 2019	March - 2020	Singapore	Contract Preparations and Mobilization
				PEMEX	April - 2020	October - 2021	Mexico	Operating
Njord	PPL Pacific Class 400	400 ft	2019	Available	November - 2019	May - 2020	Singapore	Contract Preparations and Mobilization
				PEMEX	June - 2020	December - 2021	Mexico	Committed
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	Available	December - 2019	February - 2020	Mexico	Contract Preparations
				PEMEX	March - 2020	August - 2021	Mexico	Operating
Frigg [1]	KFELS Super A	400 ft	2013	Shell	December - 2019	December - 2020	Nigeria	Operating
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Neptune	May - 2019	April - 2020	Netherlands	Operating
				Available	April - 2020	October - 2020	United Kingdom	Warm Stacked
				CNOOC	November - 2020	April - 2022	United Kingdom	Committed with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	First E&P	April - 2019	April - 2021	Nigeria	Operating with option to extend

Borr Drilling - Fleet Status Report - August 2020

Borr Drilling

Fleet Status Report - 03rd August 2020

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Jack-Ups Under Construction								
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in August - 2022
Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in June - 2022
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2022
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2022
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2022
Cold Stacked Jack-Ups								
Atla	F&G, JU 2000	400 ft	2003				United Arab Emirates	
Balder	F&G, JU 2000	400 ft	2003				Cameroon	
Eir [2]	F&G, Mod VI Universe Class	394 ft	1999				United Kingdom	Not Marketed

1 - HD/HE Capability.
2 - Asset under sales agreement subject to conditions

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

		Operating / Committed	Available	Cold Stack	Under Construction
Premium Jack-Ups	30	14	9	2	5
Standard Jack-Ups	1	0		1 [2]	
Total Jack-Ups	31				
Semi - Submersible	0	0			
Total Fleet	31	14	9	3	5

Borr Drilling - Fleet Status Report - August 2020

Borr Drilling

Fleet Status Report - 03rd August 2020

Rig Name	Location	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	2022 Q3	2022 Q4	2023 Q1	2023 Q2	2023 Q3	2023 Q4
Premium Jack-Ups																	
Gyme	Singapore		Warm Stacked														
Skald	Singapore		Warm Stacked														
Thor	Singapore		Warm Stacked														
Hermod	Singapore		Warm Stacked														
Heimdal	Singapore		Warm Stacked														
Hild	Singapore		Warm Stacked														
Gerd	Cameroon	Exxon	Warm Stacked														
Groa	Cameroon	Exxon	Warm Stacked														
Ran [1]	United Kingdom	Spirit Energy		Warm Stacked													
Mist	Malaysia	Vestigo	Warm Stacked	ROC Oil			Option										
Prospector 1 [1]	United Kingdom / North Sea	Total	Warm Stacked		LOI												
Norve	Gabon / West Africa	BW Energy	Warm Stacked			LOI											
Gunnlod	Singapore / Malaysia	Contract Prep & Mob		PTTEP			Option										
Saga	Vietnam / Malaysia	Mob Eni		Mob PTTEP				Option									
Idun	Vietnam	Hoang Long	JVPC	Option													
Frigg [1]	Nigeria		Shell														
Gersemi	Mexico		PEMEX														
Grid	Mexico		PEMEX														
Natt	Nigeria		First E&P				Option										
Galar	Mexico	Mob	PEMEX														
Njord	Mexico	Mob	PEMEX														
Odin	Mexico	Mob PEMEX															
Prospector 5 [1]	Netherlands / United Kingdom	Neptune	Warm Stacked		CNOOC						Option						
Jack-Ups Under Construction																	
Hudra	KFELS shipyard, Singapore	Rig Delivery in August - 2022															
Tivar	KFELS shipyard, Singapore	Rig Delivery in June - 2022															
Heidrun	KFELS shipyard, Singapore	Rig Delivery in September - 2022															
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2022															
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2022															
Cold Stacked Jack-Ups																	
Atla	United Arab Emirates																
Balder	Cameroon																
Eir [2]	United Kingdom																

Legend: Option | Available | Under Construction

1 - HD/HE Capability.
2 - Asset under sales agreement subject to conditions.

Forward Looking Statements:
The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling - Fleet Status Report - August 2020